Pacific Northwest Office 805 SW Broadway, Suite 2440 Portland, OR 97205 Telephone: 503/419-3000 ~ Facsimile: 503/419/3001 www.whiteandlee.com

Direct Dial: (503) 419-3002

April 12, 2010

Karl Hiller
U.S. Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:	Shoshone Silver Mining Company
Form 10-K
Filed January 12, 2010
File No. 0-31184

Dear Mr. Hiller:

     We represent Shoshone Silver Mining Company (the “Company”) and have received a copy of your letter to Melanie Farrand dated April 1, 2010.

     This letter is to confirm my conversation with Mr. Arakawa that the time for the Company to respond to the matters addressed in the April 1 Letter is extended to May 7, 2010.

     Please contact me if you have any questions or comments.

Very truly yours,
WHITE & LEE LLP

/s/ William H. Caffee
William H. Caffee

WHC:
cc:	Shoshone Silver Mining Company
Mr. Craig H. Arakawa